Exhibit 12

OVERSEAS SHIPHOLDING GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIOS)

Six months ended June 30,	2006	2005
Earnings:
Income before federal income taxes	$181,254	$274,811
Less: equity in (earnings) of 50%-or-less-owned companies	(11,328)	(30,337)
Pretax income from continuing operations	169,926	244,474
Add: fixed charges	50,952	55,061
Less: interest capitalized during the period	(2,401)	(1,877)
Add: amortization of capitalized interest	1,500	1,500
Total Earnings	$219,977	$299,158

Fixed charges:
Interest expense, including amortization of deferred finance costs	$37,741	$48,400
Add: interest capitalized during the period	2,401	1,877
Add: interest portion of rental expense	10,810	4,784
Total Fixed Charges	$50,952	$55,061

Ratio of earnings to fixed charges	4.3x	5.4x